SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NET INCOME OF R$ 2.9 BILLION, SALES VOLUME OF 5.4 MILLION TONNES, NET REVENUE
OF R$ 11.4 BILLION AND EBITDA OF R$ 4.9 BILLION ARE ALL NEW RECORDS FOR CSN

São Paulo, March 10 , 2008: Companhia Siderúrgica Nacional CSN (BOVESPA: CSNA3) (NYSE: SID) today its results for the fourth quarter of 2007 (4Q07), in accordance with Brazilian accounting principles and denominated in Brazilian Reais (R$). All comments presented herein refer to the Company’s consolidated results and comparisons refer to the fourth quarter of 2006 (4Q06), unless otherwise stated. On December 31, 2007, the Real/US Dollar exchange rate was R$ 1.771.

Main Highlights

  CSN posted a net income of R$ 2.9 billion in 2007, a new annual record and 150% more than in 2006.
  Annual steel product sales volume stood at 5.4 million tonnes, 23% more than in 2006 and also Company record. In the 4Q07 alone, sales volume totaled 1.4 million tonnes, 18% up year-on-year.
  Net revenue reached an impressive R$ 11.4 billion in 2007, 27% more than in 2006 and yet another record.
  Annual EBITDA stood at R$ 4.9 billion, 54% up on the year before 2006. Once again, this was CSN’s highest ever EBITDA figure.
  CSN’s shares recorded annual appreciation of 157%, the highest upside of all the companies making up the Ibovespa Index. Its ADRs recorded an even more substantial upturn of 216%, the highest figure among all the Latin American firms traded on the NYSE.
  Annual crude steel production totaled more than 5.3 million tonnes, 52% up on 2006.
  In 2007, the Company and its subsidiary NAMISA produced and acquired from third parties more than 21 million tonnes of iron ore. Iron ore sales totaled 10.5 million tonnes in Brazil and abroad (in addition to the 7.1 million tonnes consumed internally by the Presidente Vargas Steelworks).
  The net debt/EBITDA ratio, based on EBITDA in the last 12 months, continued to decline, falling from 1.74x in December 2006, to 0.99x at the close of 2007. In monetary terms, the net debt fell by 28%, from R$ 6.7 billion to R$ 4.8 billion.

On December 31, 2007	Investor Relations Team
• Bovespa: CSNA3 R$ 157.60/share	- Manager: David Moise Salama - (11) 3049-7588
NYSE: SID US$ 89.57/ADR (1 ADR = 1 share)	- Specialist: Cláudio Pontes - (11) 3049-7592
• Total no. of shares = 272.067.946	- Analyst: Priscila Kurata - (11) 3049-7526
Market Cap: R$ 40.4 billion/US$ 22.9 billion	- Mkt & Communications: Chrystine Pricoli - (11) 3049-7591
- Trainee: Caio de Carvalho – (11) 3049-7593
invrel@csn.com.br

1

Consolidated Highlights	4Q06	3Q07	4Q07	2006	2007	4Q07 X 4Q06 (Chg%)	4Q07 X 3Q07 (Chg%)	2007 X 2006 (Chg%)
Crude Steel Production	1,307	1,390	1,274	3,499	5,323	-2.5%	-8.3%	52.1%

Sales Volume (thousand t)	1,193	1,349	1,412	4,385	5,378	18.3%	4.6%	22.6%

Domestic Market	732	967	1,018	2,818	3,614	39.1%	5.2%	28.3%
Exports	462	382	394	1,567	1,764	-14.7%	3.1%	12.5%
Net Revenue per unit (R$/t)	1,856	1,810	1,742	1,771	1,775	-6.1%	-3.8%	0.2%

Financial Data (RS MM)
Net Revenue	2,576	2,969	3,013	9,040	11,441	16.9%	1.5%	26.6%
Gross Profit	966	1,271	1,192	3,051	4,767	23.4%	-6.2%	56.2%
EBITDA	984	1,307	1,266	3,823	4,870	28.7%	-3.1%	27.4%
EBITDA Margin	38.2%	44.0%	42.0%	42.3%	42.6%	3.8 p.p	- 2.0 p.p	7.6 p.p
Net Profit (R$ MM)	83	699	508	1,168	2,922	509.1%	-27.3%	150.3%

Net Debt (R$ MM)	6,659	5,617	4,804	6,659	4,804	-27.9%	-14.5%	-27.9%

Economic and Steel Scenario

BRAZIL

Thanks to the healthy performance of the Brazilian economy, domestic steel product sales moved up strongly in 2007. Cash-heavy and with prospects of domestic demand remaining strong, sector manufacturers and clients have announced substantial investment plans for the coming years.

Average GDP growth estimates for 2007 increased from 4.7% in October to 5.1% in December, while the 2008 forecast climbed from 4.4% to 4.5% in the same period.

Industry, services and agriculture are expected to grow by 5.1%, 4.6% and 4.6%, respectively, in 2007. In 2008, all three sectors should grow by between 4% and 5%.

Average inflationary projections for 2007 and 2008 have also moved up due to the recent acceleration in food prices. The forecast for the consumer IPCA index in 2007 increased from 3.9% to 4.2% between October and December, while the 2008 projection climbed from 4.1% to 4.2% . As for the general IGP-M index, the 2007 and 2008 estimates rose from 5.5% to 6.8% and from 4.2% to 4.5%, respectively (Focus/Febraban).

All these factors were decisive in ensuring that the Brazilian steel industry closed 2007 on a highly optimistic note.

Pushed by buoyant demand, domestic crude steel production moved up substantially throughout the year, totaling 33.8 million tonnes, 9.3% more than in 2006.

Total rolled output moved up 9.1% to 25.5 million tonnes in 2007, while production of rolled flat products grew by 9.2% to 15.7 million tonnes.

Steel sales reached record levels. Total annual domestic sales volume stood at 20.5 million tonnes, 16.9% up on the 2006 figure, while rolled flat and long steel volumes climbed 17.3% and 16.8%, respectively

The prospects are equally favorable for 2008, with domestic sales looking set to grow at similar high rates.

The steel consuming sectors also did exceptionally well, exemplified by the automotive and construction industries, plus investments in infrastructure and capital goods, especially by the oil and by-product, chemical and petrochemical, and electric power sectors, among others.

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The automotive sector had a particularly fine performance. Domestic vehicle sales totaled more than 2.4 million units, 28% more than in 2006, and annual production came to 2.9 million units, growth of 14% over the year before. The forecasts for 2008 are equally favorable, with heated domestic demand generating growth of around 9% over 2007.

Agricultural machinery also experienced an exceptional year. Production exceeded 65,000 units, 41% more than in 2006, with domestic sales of 38,300 units, 49% more than the year before, and exports of 27,100 units, annual growth of around 20%. The outlook for 2008 is equally bright, both in Brazil and abroad.

Construction also deserves to be highlighted. Production climbed by 5.5% over 2006 thanks to the greater availability of mortgage loans. The projections for 2008 are also encouraging.

Led by refrigerators, stoves, IT equipment, steel furniture, consumer electronics items and home appliances, the home appliance/OEM sector recorded average annual growth of between 10% and 15%. The main reasons for the upturn were the reduction in interest rates, the growth in the bulk of wages and the increase in installment sales, factors which should continue to push demand in 2008.

The flat steel distribution and resale companies affiliated to INDA (the National Institute of Steel Distributors) recorded 2007 sales volume of 3.3 million tonnes, an unprecedented 26% up on the previous year.

Growth in 2008 should continue to be driven by the construction, machinery and equipment, agriculture and automotive sectors. The distribution and resale segment is still the main consumer of Brazilian steel, given that it acts as a conduit for all the other steel-using segments.

International Market

USA

• The overall economic outlook is still uncertain, given that the collapse of the real estate market and its impact on the financial system could spread to other sectors of the economy. Demand from the main productive sectors slowed throughout 2007, although the devaluation of the dollar against the other leading currencies, the exceptionally low level of distributors’ inventories, cost pressure from the main production inputs (iron ore and coal) and the increase in freight charges led to price hikes in the 4Q07 and the latest negotiations would appear to indicate a continuation of this trend throughout 2008.

EUROPE

• Despite low demand, prices have begun to move up slightly in recent months due to the expected upturn in the price of the main raw materials. As a result, the price outlook for 2008 is a favorable one;

• Inventories remain high, although they are expected to decline in 2008 due to the reduction in imports from China.

ASIA

• China reduced its steel production growth rates throughout 2007 and investments in new plants are likely to remain in line with 2006.

• The June/07 removal of the Chinese government’s export benefits, coupled with the increase in international freight charges, have made Chinese steel products less competitive in the global market;

• The strong cost pressure from the leading inputs should squeeze the profit margins of small local producers.

• Harsh weather in China has jeopardized charcoal output and local infrastructure, leading certain steel plants in the south of the country to temporarily suspend operations.

3

Production

CSN produced 1.3 million tonnes of crude steel in the 4Q07, practically in line with the 4Q06 figure. In 2007 as a whole, production totaled 5.3 million tonnes, 52% up on the previous year.

Rolled steel output totaled 1.3 million tonnes in the final quarter, 11% up year-on-year, and 5.0 million tonnes in 2007, 21% more than in 2006.

The following table shows crude and rolled steel output in 2007:

				Total		Change (%)
Production (in thousand t)	4Q06	3Q07	4Q07	2006	2007	4Q07 x 4Q06	2007 x 2006
Crude Steel (P Vargas Mill)	1,307	1,390	1,274	3,499	5,323	-2.5%	52.1%
Purchased Slabs from Third Parties	65	0	0	957	25	-100.0%	-97.4%

Total Crude Steel	1,372	1,390	1,274	4,456	5,348	-7.1%	20.0%

Rolled Products * (UPV)	1,173	1,180	1,298	4,098	4,955	10.7%	20.9%

* Products delivered for sale, including shipments to CSN Paraná and GalvaSud.

Production Costs (Parent Company)

CSN’s total production costs came to R$ 1.23 billion in the 4Q07, R$ 78 million (or 6%) down year-on-year, chiefly due to the virtual non-use of slabs and coils acquired from third parties in 2006, which alone reduced costs by R$ 93 million over the 4Q06. On the other hand, labor costs moved up by R$13 million due to the wage increase in May 2007.

For the year as a whole, total production costs came to R$ 4.75 billion, R$ 46 million less than in 2006. The main period variations were as follows:

• Raw materials:

A total reduction of R$ 438 million, due to:

- Reduced recourse in 2007 to slabs and coils acquired from third parties, which cut variable costs by R$ 892 million.

On the other hand, higher output from the Presidente Vargas Steelworks pushed up raw material consumption:

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- Iron ore: increase of R$ 109 million;
- Imported coal and acquired coke: growth of R$ 107 million;
- Metals (aluminum, zinc and tin): rise of R$ 116 million;
- Scrap: increase of R$ 38 million;
- Pellets: upturn of R$ 29 million;
- Fluxes and other raw materials: growth of R$ 55 million.

• Maintenance: increase of approximately R$ 136 million;
• Supplies, Utilities and Third-party Services: growth of R$ 70 million;
• Energy (natural gas, electric power and fuel): upturn of R$ 75 million;
• Labor: rise of R$ 39 million, due to the 5% wage hike and bonus awarded by the collective bargaining agreement in May/07;
• Depreciation: increase of R$ 58 million due to the revaluation of the Company’s assets in the 1H07;
• Other increases: growth of R$ 14 million.

Sales

Total Sales Volume

CSN recorded total sales volume of 5.38 million tonnes in 2007, 23% up on the year before and a new Company record. Final-quarter sales stood at 1.41 million tonnes, 18% higher than the 4Q06.

Annual consolidated sales on the domestic market accounted for 67% of total volume and exports for 33%. The second-half ratios came to 72% and 28%, respectively.

In terms of the parent company , domestic sales accounted for 75% of the annual total and exports for 25%. In the second half, the domestic market’s share increased to a massive 82%.

5

Domestic Market

Annual domestic sales volume totaled 3.61 million tonnes, 28% more than in 2006, thanks to CSN’s strategy of prioritizing the domestic market, coupled with the healthy performance of Brazil’s economy, which fueled demand from various industries.

In the 4Q07, sales amounted to 1.02 million tonnes, 39% up year-on-year, led by the auto, construction, infrastructure, capital goods and home appliance/OEM sectors. This result is even more impressive if we compare it to the 3Q07 figure of 967,000 tonnes, representing a 5% increase.

Export Market

Annual exports totaled 1.76 million tonnes, 13% growth over the previous year, basically due to the decision to prioritize the domestic market in 2006 thanks to reduced crude steel output in that year and the fact that prices were more attractive in Brazil than abroad

Exports of 394,000 tonnes in the 4Q07 were virtually identical to the 3Q07 figure.

Market Share and Product Mix

The Company’s share of the domestic flat steel market (hot-rolled, cold-rolled, galvanized and tin mill products) stood at 34% in the 4Q07, led by galvanized orders from the construction, home appliance/OEM and distribution sectors. It is worth emphasizing that CSN is the absolute leader in these markets, with a share of more than 70%.

As for the product mix, coated products accounted for 49% of annual sales.

In terms of market segment, distribution was the biggest consumer, accounting for 44% of 4Q07 sales, followed by the automotive, construction, packaging and home appliance/OEM sectors, with 16%, 14%, 14% and 11%, respectively. Sales segmentation was practically identical to the previous quarter.

Prices

In January 2007, the Company raised its galvanized prices by 6%, followed in May and June by average increases of 10% for all products, except tin plate products.

Average net revenue per tonne in the 4Q07 remained in line with the previous quarter at above US$ 1,000/t.

Average dollar export prices fell slightly due to the reduced share of coated items in the product mix.

6

Mining

• PRODUCTION

The Casa de Pedra mine produced 3.3 million tonnes in the 4Q07, led by sinter feed, lump ore and pellet feed. In 2007 as a whole, Casa de Pedra produced 15.0 million tonnes, 14%, or 1.9 million tonnes, up on 2006. Sinter feed accounted for more than 50% of total output.

Nacional Minérios (NAMISA), through its wholly-owned subsidiary CFM, produced 1.1 million tonnes in the 4Q07, giving a total of 2.4 million tonnes at year-end. NAMISA’s ore purchases from third parties totaled 3.8 million tonnes in the year.

The Presidente Vargas Steelworks absorbed 7.1 million tonnes.

• SALES

Consolidated iron ore sales totaled 4.0 million tonnes in the 4Q07, 20% up on the previous quarter.

Annual sales came to 10.5 million tonnes (in addition to the 7.1 million tones consumed by the Presidente Vargas Steelworks), 225% more than in 2006 and consolidating CSN’s presence in the mining market. The domestic market absorbed 5.4 million tonnes, or 51% of the total, while exports accounted for 5.1 million tonnes (49%).

• INVENTORIES

At the close of the 2007, the Company’s total iron ore inventories exceeded 11 million tonnes.

Consolidated Production Figures							(in million t)
	2008	2009	2010	2011	2012	2013	2014	2015
Production
Casa de Pedra	17.0	30.0	40.0	50.0	60.0	70.0	70.0	70.0
NAMISA (incl. CFM)	6.5	7.5	8.5	10.0	10.0	10.0	10.0	10.0
Purchases from Third Parties (NAMISA)	7.0	7.0	7.0	5.0	5.0	5.0	5.0	5.0

TOTAL PRODUCTION	30.5	44.5	55.5	65.0	75.0	85.0	85.0	85.0

Domestic Market
Volta Redonda	8.3	8.3	8.5	8.5	8.5	8.5	8.5	8.5
Slab M ill I ( 4,5 mtpa )	0.0	0.0	0.0	1.0	7.2	7.2	7.2	7.2
Slab M ill II ( 4,5 mtpa )	0.0	0.0	0.0	0.0	3.0	7.2	7.2	7.2
Other ( Domestic Market )	4.5	4.5	4.4	4.0	4.0	4.0	4.0	4.0

TOTAL DOMESTIC MARKET	12.8	12.8	12.9	13.5	22.7	26.9	26.9	26.9

EXPORTS	23.8	33.0	43.0	51.5	52.3	58.1	58.1	58.1

PORT CAPACITY	25.8	40.0	50.0	55.0	65.0	70.0	70.0	70.0

TOTAL SALES (excl. CSN)	28.3	37.5	47.4	55.5	56.3	62.1	62.1	62.1

TOTAL SALES (incl. CSN)	36.6	45.8	55.9	65.0	75.0	85.0	85.0	85.0

Net Revenue

Annual net revenue totaled R$ 11.4 billion, 27% up on 2006 and a new Company record, pushed by growth in both the mining and steel segments.

In the 4Q07, net revenue stood at R$ 3.0 billion, 17% more than in the 4Q06 and virtually identical to the previous quarter.

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Net Revenue (2007)	STEEL			MINING *			OTHERS	TOTAL

	Domestic	Exports	Total	Domestic	Exports	Total
Volume (thousand tonnes)	3,614	1,764	5,378	5,391	5,115	10,506	-
Net Revenue (R$ MM)	6,842	2,703	9,545	316	405	721	1,174	11,441

* Including only iron ore figures.

Operating Revenue and Expenses

The variation in operating revenue and expenses between the 4Q06 and 4Q07 was positive by approximately R$ 174 million. The improvement was essentially due to a non-recurring factor in the 4Q06, when CSN reallocated R$ 193 million to non-operating revenue and expenses from the provisions previously booked under “operating revenues and expenses” as lost earnings from the accident to Blast Furnace 3’s dust collector in 2006.

Although selling expenses in the 4Q07 remained virtually flat over the 4Q06, it is worth noting that sales volume was 18% higher.

In 2007 as a whole, operating revenue and expenses recorded a negative variation of R$ 785 million over the previous year, chiefly due to the non-recurring booking of R$ 730 million in 2006 as lost earnings from the above-mentioned accident.

Up to the end of 2007, CSN had received R$ 737 million in advances from the insurers, R$ 149 million of which in the 4Q07.

EBITDA

Fourth-quarter EBITDA totaled R$ 1.3 billion, 29% up year-on-year and virtually identical to the 3Q07.

Annual EBITDA reached the record figure of R$ 4.9 billion, 54% (or R$ 1.7 billion) more than in 2006.

The quarterly EBITDA margin in the 4Q07 stood at 42.0%, 3.8 percentage points (p.p.) higher than the 4Q06 margin.

8

The annual margin widened by 7.6 p.p., from 35% in 2006 to 42.6% in 2007.

Financial Result and Net Debt

The 4Q07 net financial result was an expense of R$ 185 million, less than the net expense of R$ 255 million recorded in the 4Q06. The main factors contributing to this result were:

• Gains from treasury operations and financial investments, totaling R$ 260 million;
• Monetary and exchange gains of R$ 172 million, basically due to the appreciation of the Real against the dollar in the 4Q07;
• Provisions for interest and charges on loans and financing amounting to R$ 165 million;
• Addition of R$ 391 million to provisions for IPI premium credits over exports, especially charges related to tax foreclosures;
• Updating of provisions for IPI premium credit, IPI presumed credit and social contribution on net income over exports in line with the variation in the SELIC interest rate, totaling R$ 65 million;

In 2007, the net financial result was positive by R$ 316 million, a substantial improvement over the negative R$ 899 million recorded in 2006, due to the following factors:

• Gains from treasury operations and financial investments, totaling R$ 750 million;
• Monetary and exchange gains of R$ 824 million, basically due to the appreciation of the Real against the dollar in 2007;
• Provisions for interest and charges on loans and financing amounting to R$ 732 million;
• Fiscal provisions totaling R$ 533 million, including the above-mentioned addition to provisions for IPI premium credits on exports and R$ 139 million in provisions for IPI presumed credit on input acquisitions recorded in the 3Q07.

CSN’s net debt fell from R$ 6.7 billion at the end of 2006 to R$ 4.8 billion at the close of 2007, essentially due to the following favorable factors:

• EBITDA of R$ 4.87 billion in 2007;
• Positive net financial result of R$ 316 million;
• Inflow of R$ 261 million in 2007 as advances from insurers relative to the Blast Furnace 3 insurance claim;
• The reception of approximately R$1.1 billion relative to the Company’s participation in the Corus auction.

However, these effects were partially offset by:

• Payment of R$ 685 million to CSN shareholders in September/07 as the balance of dividends and interest on equity relative to 2006, as approved by the AGM of April 30, 2007;

9

• The acquisition of CFM in July 2007, involving disbursements of R$ 656 million in the 3Q07;
• Investments of R$ 1.6 billion in 2007;
• Judicial deposits totaling approximately R$ 1.1 billion;
• Payment of income and social contribution taxes totaling R$ 942 million in 2007.

The Net Debt/EBITDA ratio, based on EBITDA in the last 12 months, continued to fall, declining from 1.74x in December 2006 to 0.99x at the close of 2007.

Non-operating Revenue / Expenses

CSN recorded net non-operating expenses of R$ 28 million in the 4Q07, R$ 46 million down year-on-year. The variation was chiefly due to fixed asset write-offs totaling R$ 23 million in the 4Q07, plus net gains of R$ 18 million in the 4Q06 from the write-off of the fixed assets damaged by the accident to Blast Furnace 3.

For 2007 as a whole, the Company posted net non-operating revenue of R$ 145 million, primarily due to non-recurring gains of R$ 182 million in the 1Q07 from the sale of its 3.8% stake in Corus Group PLC.

Income Taxes

Income and social contribution taxes totaled R$ 1 billion in 2007, higher than the previous year, primarily due to the increase in taxable income.

Net Income

CSN posted 2007 net income of R$ 2.9 billion, 150% up on the year before and a new Company record. This growth was due to several important factors that occurred this year:

• The R$ 1.7 billion increase in EBITDA, as explained previously;
• The R$ 1.2 billion improvement in the financial result;
• The R$ 785 million increase in SG&A expenses;
• The R$ R$ 495 million increase in income and social contribution taxes.

Capex

CSN invested more than R$ 1.6 billion in consolidated fixed and deferred assets in 2007.

The parent company absorbed R$ 981 million of the annual total, most of which went to the expansion of the Casa de Pedra mine and the expansion of the port of Itaguaí, as well as scheduled equipment maintenance and repairs.

Investments in subsidiaries totaled R$ 639 million, concentrated in MRS Logística, CSN Cimentos, Prada and CFN.

Main Investments in 2007

CSN:

• Expansion of the Casa de Pedra mine: R$ 374 million;

• Maintenance and repairs: R$ 211 million;

• Expansion of the port of Itaguaí: R$ 57 million;

• Long Steel Plant: R$ 43 million.

Subsidiaries:

• MRS (transportation and logistics):: R$ 215 million;

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  CSN Cimentos: R$ 94 million;

  Prada: R$ 91 million;

  CFN: R$ 63 million;

  CFM: R$ 56 million.

The remainder went to maintenance and technological project designed to improve the operational efficiency of the Company and its subsidiaries.
CSN recognized R$793 million in its investments line from the acquisition of CFM.

Working Capital

On December 31, 2007, working capital totaled R$ 1.3 billion, 32% down on the end-of-2006 figure. The reduction was mainly due to the R$ 548 million decline in Accounts Receivable and the R$ 537 million increase in Taxes Payable, the latter being due to additions to provisions for IPI tax credits on exports and the adjustment to provisions for IPI credits on input acquisitions in the 3Q07. The average 2007 supplier payment period fell from 94 to 73 days in 2007, while the average client payment period dropped from 41 to 19 days. The average inventory turnover period in 2007 was 15 days less than the 146 days recorded in 2006.

					R$ MM
				Change

WORKING CAPITAL	Dec/06	Sep/07	Dec/07	4Q07	2007
Assets	4,045	3,750	3,710	40	335

Cash	167	145	225	(80)	(58)
Accounts Receivable	1,292	911	744	167	548
- Domestic Market	766	760	813	(53)	(47)
- Export Market	635	261	47	214	588
- Allowance for Debtful	(109)	(110)	(116)	6	7
Inventory	2,435	2,521	2,420	101	15
Advances to Suppliers	151	173	321	(148)	(170)

Liabilities	2,118	1,864	2,401	(537)	(283)

Suppliers	1,568	1,167	1,347	(180)	221
Salaries and Social Contribution	91	185	110	75	(19)
Taxes Payable	407	512	944	(432)	(537)
Advances from Clients	52	0	0	0	52

Working Capital	1,927	1,886	1,309	577	618

TURN OVER RATIO				Change

Average Periods	Dec/06	Sep/07	Dec/07	4Q07	2007
Receivables	41	23	19	4	22
Supplier Payment	94	65	73	(8)	21
Inventory Turnover	146	140	131	9	15

Capital Market

CSN’s shares appreciated by an exceptional 157% in 2007, the biggest upturn among all the companies listed on the Ibovespa Index, which in turn appreciated by 44%. In the 4Q07 alone, the shares climbed by 25%, versus the Ibovespa’s 6%.

The Company’s ADRs (SID), traded on the NYSE, recorded an even more substantial rise of 216% in 2007, the highest increase among Latin American ADRs, the second highest among mining and steel companies listed in New York and the fourth highest of all ADRs on the NYSE. In comparison, the Dow Jones climbed by a mere 6%.

Capital Markets - CSNA3 / SID / IBOVESPA

	2006	4Q07	2007
N# of shares	272,067,947	272,067,947	272,067,947

Market Capitalization
Closing price (R$/share)	61.32	157.60	157.60
Closing price (US$/share)	28.38	89.57	89.57
Market Capitalization (R$ million)	15,785	40,423	40,423
Market Capitalization (US$ million)	7,305	22,974	22,974

Variation
CSNA3 (%)	45%	25%	157%
SID (%)	40%	27%	216%
Ibovespa	33%	6%	44%
Dow Jones	16%	-4%	6%

Volume
Average daily (n# of shares)	704,733	952,785	889,262
Average daily (R$ Thousand)	45,686	132,254	92,379
Average daily (n# of ADR´s)	934,886	1,151,640	1,165,628
Average daily (US$ Thousand)	27,995	89,943	63,929

Source: Economática and Bloomberg

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In the 4Q07, CSN’s ADRs appreciated by 27%, versus a 4% downturn for the Dow Jones.

Average traded volume in the Company’s shares jumped by 102% over 2006 to R$ 92 million per day, while traded ADR volume on the NYSE averaged US$ 64 million per day, US$ 28 million , or 128%, more than the year before.

At a meeting on December 21, 2007, the Company’s Board of Directors approved the payment of R$ 800 million in dividends and interest on equity relative to the fiscal year of 2007. Payment took place on January 8, 2008. This decision will be ratified by the subsequent General Shareholders’ Meeting.

Subsequent Events

Share cancellation and stock buyback
The General Shareholders’ Meeting of January 22, 2008, ratified the resolutions taken by the Board of Directors’ Meeting of December 21, 2007, as follows:
• The cancellation of 4,000,000 Company shares held in treasury;
• The acquisition of up to 4,000,000 shares, to be held in treasury for subsequent sale or cancellation, pursuant to article 3 of CVM Instruction 10/80. The Company’s purpose is to maximize shareholder value through the efficient management of its capital structure. The stock buyback period lasted from January 23 to February 28, 2008.

Stock split
Following the exceptional appreciation of CSN’s shares in 2007, the Company decided to propose a stock split in order to improve their liquidity, facilitating their trading by retail investors. Accordingly, the General Shareholders’ Meeting of January 22, 2008 approved a 1:3 split, i.e. each share was represented by three shares. The ratio of one CSN share for one ADR (American Depositary Receipt) was maintained.

12

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex comprisinginvestments in infrastructure and logistics whose operations include captive mines, an integrated steel mill, servicecenters, ports and railways. With a total annual production capacity of 5.6 million tons of crude steel and consolidatedgross revenues of R$ 11 billion in 2005, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it differently.

Net debt as presented is used by CSN to measure our financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

13

INCOME STATEMENT

CONSOLIDATED - Corporate Law - In Thousand of R$

	4Q06	3Q07	4Q07	2006	2007
Gross Revenue	3,231,363	3,789,099	3,868,520	11,265,137	14,423,165
Gross Revenue deductions	(655,051)	(820,499)	(855,586)	(2,224,768)	(2,982,183)
Net Revenues	2,576,312	2,968,600	3,012,934	9,040,369	11,440,982
Domestic Market	1,730,172	2,194,671	2,307,712	6,399,852	8,228,511
Export Market	846,140	773,929	705,222	2,640,517	3,212,471
Cost of Good Sold (COGS)	(1,610,297)	(1,698,047)	(1,820,828)	(5,988,785)	(6,674,224)
COGS, excluding depreciation	(1,384,588)	(1,428,935)	(1,512,142)	(5,079,471)	(5,595,593)
Depreciation allocated to COGS	(225,709)	(269,112)	(308,686)	(909,314)	(1,078,631)
Gross Profit	966,015	1,270,553	1,192,106	3,051,584	4,766,758
Gross Margin (%)	37.5%	42.8%	39.6%	33.8%	41.7%
Selling Expenses	(121,789)	(144,903)	(128,378)	(465,534)	(590,937)
General and andminstrative expenses	(85,882)	(87,975)	(106,349)	(335,206)	(384,168)
Depreciation allocated to SG&A	(13,083)	(13,003)	(13,585)	(52,079)	(53,645)
Other operation income (expense), net	(267,808)	(81,598)	(65,933)	456,208	(152,403)
Operating income before financial equity interests	477,453	943,074	877,861	2,654,973	3,585,605
Net Financial Result	(254,759)	56,113	(184,999)	(899,525)	316,237
Financial Expenses	(372,249)	(432,874)	(654,951)	(1,356,830)	(1,392,697)
Financial Income	(18,390)	300,851	298,139	(14,402)	884,666
Net monetary and forgain exchange variations	135,880	188,136	171,813	471,707	824,268
Equity interest in subsidiary	(23,945)	(27,344)	(27,104)	(87,509)	(109,684)
Operating Income (loss)	198,749	971,843	665,758	1,667,939	3,792,158
Non-operating income (expenes), Net	17,665	(7,796)	(27,845)	19,066	144,728
Income Before Income and Social Contribution Taxes	216,414	964,047	637,913	1,687,005	3,936,886
(Provision)/Credit for Income Tax	(153,948)	(114,835)	(335,368)	(407,761)	(953,161)
(Provision)/Credit for Social Contribution	(62,845)	(43,169)	(126,329)	(197,159)	(356,059)
Deferred Income Tax	45,456	(78,567)	245,105	8,151	197,361
Deferred Social Contribution	38,337	(28,301)	86,778	77,288	97,323

Net Income (Loss)	83,415	699,176	508,098	1,167,525	2,922,350

EBITDA	984,053	1,306,787	1,266,065	3,160,158	4,870,284
EBITDA Margin (%)	38.2%	44.0%	42.0%	35.0%	42.6%
Adjusted EBITDA	808,894	1,306,787	1,266,065	3,822,557	4,870,284
Adjusted EBITDA Margin	31.4%	44.0%	42.0%	42.3%	42.6%

14

INCOME STATEMENT

PARENT COMPANY - Corporate Law - In Thousand of R$

	4Q06	3Q07	4Q07	2006	2007
Gross Revenues	2,471,516	2,868,839	2,979,492	8,743,881	11,150,493
Gross Revenues deductions	(477,786)	(684,108)	(709,231)	(1,754,622)	(2,470,547)
Net Revenues	1,993,730	2,184,731	2,270,261	6,989,259	8,679,946
Domestic Market	1,386,629	1,905,628	1,931,520	5,266,826	7,058,449
Export Market	607,101	279,102	338,742	1,722,433	1,621,497
Cost of Good Sold (COGS)	(1,264,392)	(1,146,722)	(1,339,886)	(4,780,880)	(4,911,166)
COGS, excluding depreciation	(1,076,824)	(917,648)	(1,077,357)	(4,006,243)	(3,996,878)
Depreciation allocated to COGS	(187,568)	(229,074)	(262,529)	(774,637)	(914,288)
Gross Profit	729,338	1,038,009	930,375	2,208,379	3,768,780
Gross Margin (%)	36.6%	47.5%	41.0%	31.6%	43.4%
Selling Expenses	(42,863)	(76,222)	(78,297)	(244,492)	(300,970)
General and andminstrative expenses	(58,084)	(61,121)	(77,833)	(235,480)	(267,600)
Depreciation allocated to SG&A	(5,915)	(6,395)	(6,121)	(23,836)	(24,628)
Other operation income (expense), net	(280,008)	(40,332)	(41,130)	449,940	(184,135)
Operating income before financial equity interests	342,468	853,939	726,994	2,154,511	2,991,447
Net Financial Result	(233,185)	(197,184)	(463,562)	(826,473)	(353,192)
Financial Expenses	(283,786)	(384,509)	(622,371)	(1,006,689)	(1,194,902)
Financial Income	(113,919)	15,222	(49,606)	(527,706)	(356,928)
Net monetary and forgain exchange variations	164,520	172,103	208,415	707,922	1,198,638
Equity interest in subsidiary	20,845	259,416	282,552	164,383	1,108,675
Operating Income (loss)	130,128	916,171	545,984	1,492,421	3,746,930
Non-operating income (expenes), Net	16,660	(4,117)	(11,966)	17,887	(17,104)
Income Before Income and Social Contribution Taxes	146,788	912,054	534,018	1,510,308	3,729,826
(Provision)/Credit for Income Tax	(108,276)	(68,960)	(297,415)	(247,418)	(767,009)
(Provision)/Credit for Social Contribution	(49,994)	(33,580)	(109,417)	(152,813)	(305,523)
Deferred Income Tax	60,228	(76,510)	252,545	(11,013)	162,647
Deferred Social Contribution	43,664	(28,046)	90,640	70,302	85,304

Net Income (Loss)	92,410	704,958	470,372	1,169,366	2,905,245

EBITDA*	815,959	1,129,740	1,036,774	2,503,044	4,114,498
EBITDA Margin (%)	40.9%	51.7%	45.7%	35.8%	47.4%
Adjusted EBITDA	640,800	1,129,740	1,036,774	3,165,443	4,114,498
Adjusted EBITDA Margin	32.1%	51.7%	45.7%	45.3%	47.4%

* EBITDA = Gross income excluding selling, general and adminstrative expenses added to depreciation, amortization and exhaustion.
** Excluding shares held in treasury

15

BALANCE SHEET

Corporate Law - thousands of R$

	Consolidated		Parent Company
	2007	2006	2007	2006
Current Assets	8,396,140	7,927,762	4,783,329	5,008,626
Cash and Cash Equivalents	225,344	167,288	26,223	71,389
Marketable securities	3,620,930	2,455,813	718,892	517,474
Trade Accounts Receivable	744,401	1,292,291	997,443	1,428,866
Inventory	2,419,745	2,435,281	1,780,473	1,649,930
Insurance claims	186,247	447,107	186,247	447,107
Deffered Income Tax and Social Contribution	512,076	429,630	407,205	317,992
Other	687,397	700,352	666,846	575,868
Non-Current Assets	18,656,101	17,100,539	21,825,272	19,296,714
Long-Term Assets	2,177,707	1,927,316	2,472,203	1,778,635
Investments	956,281	957,674	6,573,043	5,309,209
PP&E	15,295,642	13,948,261	12,618,843	12,031,793
Deferred	226,471	267,288	161,183	177,077

TOTAL ASSETS	27,052,241	25,028,301	26,608,601	24,305,340

Current Liabilities	6,844,150	4,317,780	6,523,450	5,521,473
Loans and Financing	1,827,988	1,080,487	1,736,506	2,163,092
Suppliers	1,346,789	1,568,331	1,046,600	1,404,537
Taxes and Contributions	1,054,376	624,486	764,223	385,694
Dividends Payable	2,115,881	686,984	2,115,881	686,984
Other	499,116	357,492	860,240	881,166
Non-Current Liabilities	12,665,830	14,586,377	12,457,541	12,557,291
Long-term Liabilities	12,660,694	14,581,085	12,457,541	12,557,291
Loans and Financing	6,930,891	8,344,817	6,944,740	6,316,297
Provisions for contingencies, net	2,461,472	3,742,714	2,377,289	3,664,486
judicial deposits
Deferred Income and Social Contributions Taxes	2,068,614	2,023,572	1,946,806	2,003,506
Other	1,199,717	469,982	1,188,706	573,002
Future Period Results	5,136	5,292	-	-
Shareholders' Equity	7,542,261	6,124,144	7,627,610	6,226,576
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	-	30	-
Revaluation Reserve	4,585,553	4,208,550	4,585,553	4,208,550
Earnings Reserve	2,019,161	911,368	2,104,510	1,013,800
Treasury Stock	(743,430)	(676,721)	(743,430)	(676,721)
Retained Earnings	-		-

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	27,052,241	25,028,301	26,608,601	24,305,340

16

CASH FLOW STATEMENT

CONSOLIDATED - Corporate Law - thounsands of R$

	4Q06	3Q07	4Q07	2006	2007
Cash Flow from Operating Activities	679,696	1,426,377	1,234,215	1,786,957	4,022,792
Net Income for the period	83,415	699,175	508,098	1,167,525	2,922,350
Net exchange and monetary variations	(116,850)	(336,898)	(201,720)	(622,682)	(1,109,591)
Provision for financial expenses	204,705	177,615	165,139	864,419	732,558
Depreciation, exhaustion and amortization	238,677	282,115	322,271	961,393	1,132,276
Fixed Assets Write-off	(13,588)	8,471	22,603	16,379	696,509
Equity results	23,944	27,348	27,102	87,509	109,684
Deferred income taxes and social contributions	(83,793)	106,869	(331,885)	(85,439)	(294,685)
Provisions	536,613	(412,406)	(163,475)	(344,510)	(913,410)
Working Capital	(193,427)	874,088	886,082	(257,637)	747,101
Accounts Receivable	90,160	241,268	166,654	125,823	584,096
Inventory	(22,595)	19,364	97,435	(535,991)	(3,446)
Suppliers	(17,201)	(67,810)	179,390	336,248	(221,541)
Taxes	(134,089)	(276,823)	1,231,724	136,304	1,195,542
Interest Expenses	(238,188)	(199,745)	(193,114)	(850,770)	(782,992)
Others	128,486	1,157,834	(596,007)	530,749	(24,558)
Cash Flow from Investment Activities	(1,058,933)	(1,359,894)	(863,072)	(2,282,072)	(3,504,580)
Investments	(678,894)	(792,765)	(401)	(772,520)	(793,167)
Fixed Assets/Deferred/Judicial Deposits	(380,039)	(567,129)	(862,671)	(1,509,552)	(2,711,413)
Cash Flow from Financing Activities	(122,900)	(191,521)	(174,863)	(852,932)	(283,581)
Issuances	1,623,009	608,220	299,490	4,451,976	3,237,706
Amortizations	(1,745,898)	(136,798)	(474,296)	(3,196,062)	(2,768,575)
Dividends/Interest on own capital	(11)	(662,943)	(56)	(2,069,736)	(686,003)
Shares in treasury	-	-		(39,110)	(66,709)

Free Cash Flow	(502,137)	(125,038)	196,280	(1,348,047)	234,631

17

NET FINANCIAL RESULT

Consolidated - Corporate Law - thousands of R$

	4Q06	3Q07	4Q07	2006	2007
Financial Expenses	(372,249)	(432,875)	(654,949)	(1,356,830)	(1,392,697)
Loans and financing	(204,705)	(177,585)	(165,169)	(864,419)	(732,558)
Local currency	(50,250)	(53,342)	(46,838)	(230,771)	(204,603)
Foreign currency	(154,455)	(124,243)	(118,331)	(633,648)	(527,955)
Taxes	(118,244)	(222,707)	(456,077)	(347,799)	(533,378)
Other financial expenses	(49,300)	(32,583)	(33,704)	(144,612)	(126,761)

Financial Income	(18,390)	300,851	298,139	(14,402)	884,666
Income from cash investments	51,401	33,858	47,393	202,855	198,134
Gains/Losses in derivative operations	(73,104)	224,225	212,965	(265,454)	551,745
Other income	3,313	42,768	37,781	48,197	134,787

Exchange and monetary variations	135,880	188,136	171,813	471,707	824,268
Net monetary change	(21,984)	(12,476)	(19,112)	(61,844)	(39,703)
Net exchange change	157,864	200,612	190,925	533,551	863,971

Net Financial Result	(254,759)	56,112	(184,998)	(899,525)	316,237

NET FINANCIAL RESULT

Parent Company - Corporate Law - thousands of R$

	4Q06	3Q07	4Q07	2006	2007
Financial Expenses	(283,786)	(384,509)	(622,371)	(1,006,689)	(1,194,902)
Loans and financing	(54,291)	(49,616)	(55,279)	(242,983)	(209,150)
Local currency	(43,550)	(41,400)	(40,603)	(205,081)	(174,453)
Foreing currency	(10,741)	(8,216)	(14,676)	(37,902)	(34,697)
Transaction with subsidiaries	(107,496)	(93,955)	(91,558)	(434,076)	(377,867)
Taxes	(111,102)	(220,618)	(451,841)	(337,780)	(520,712)
Other financial expenses	(10,897)	(20,320)	(23,693)	8,150	(87,173)

Financial Income	(113,919)	15,223	(49,608)	(527,706)	(356,928)
Transaction with subsidiaries	4,139	(6,343)	29,191	15,025	(224,007)
Income from cash investments	25,596	2,911	1,286	71,490	10,232
Gains/Losses in derivative operations	(138,637)	(26,119)	(117,314)	(634,187)	(259,462)
Other income	(5,017)	44,774	37,230	19,966	116,309

Exchange and monetary variations	164,520	172,103	208,415	707,922	1,198,638
Net monetary change	(20,755)	(10,086)	(13,783)	(53,874)	(31,628)
Net exchange change	185,275	182,189	222,198	761,796	1,230,266

Net Financial Result	(233,185)	(197,183)	(463,563)	(826,473)	(353,192)

18

SALES VOLUME
Consolidated - Thousand t

	4Q06	3Q07	4Q07	200	2007
DOMESTIC MARKET	732	967	1,018	2,818	3,614
Slabs	22	19	26	46	84
Hot Rolled	268	455	440	1,003	1,535
Cold Rolled	96	154	141	439	557
Galvanized	199	213	258	736	873
Tin Plate	147	125	152	594	565
EXPORT MARKET	463	382	394	1,567	1,764
Slabs	37	28	81	121	310
Hot Rolled	72	22	20	290	93
Cold Rolled	30	50	34	142	182
Galvanized	228	200	153	759	809
Tin Plate	96	83	106	255	370
TOTAL MARKET	1,193	1,348	1,412	4,384	5,378
Slabs	57	47	107	166	394
Hot Rolled	340	477	460	1,292	1,627
Cold Rolled	126	204	176	581	740
Galvanized	427	413	410	1,495	1,681
Tin Plate	243	207	258	850	935

SALES VOLUME
Parent Company - Thousand t

	4Q06	3Q07	4Q07	2006	2007
DOMESTIC MARKET	720	982	1,003	2,838	3,653
Slabs	21	19	26	46	84
Hot Rolled	267	456	436	981	1,526
Cold Rolled	113	190	195	531	700
Galvanized	167	192	211	666	776
Tin Plate	151	125	135	614	567
EXPORT MARKET	443	164	262	1,302	1,199
Slabs	78	-	81	196	235
Hot Rolled	112	22	43	386	232
Cold Rolled	46	9	10	143	106
Galvanized	126	61	35	362	310
Tin Plate	81	72	93	215	317
TOTAL MARKET	1,163	1,146	1,265	4,140	4,852
Slabs	99	19	107	242	319
Hot Rolled	379	478	479	1,367	1,758
Cold Rolled	159	199	205	674	806
Galvanized	294	253	246	1,028	1,085
Tin Plate	232	197	227	829	884

19

NET REVENUE PER UNIT

Consolidated - In R$/t

	4Q06	3Q07	4Q07	2006	2007
DOMESTIC MARKET	1,937	1,899	1,872	1,851	1,893
EXPORT MARKET	1,728	1,585	1,406	1,627	1,533
TOTAL MARKET	1,856	1,810	1,742	1,771	1,775
Slabs	401	933	857	735	912
Hot Rolled	1,388	1,505	1,458	1,322	1,458
Cold Rolled	1,508	1,671	1,632	1,551	1,621
Galvanized	2,111	2,104	2,119	1,975	2,074
Tin Plate	2,590	2,264	2,092	2,449	2,274

NET REVENUE PER UNIT

Parent Company - In R$/t

	4Q06	3Q07	4Q07	2006	2007
DOMESTIC MARKET	1,785	1,795	1,743	1,722	1,778
EXPORT MARKET	1,346	1,458	1,195	1,308	1,290
TOTAL MARKET	1,618	1,746	1,630	1,592	1,657
Slabs	564	792	842	808	858
Hot Rolled	1,296	1,478	1,414	1,248	1,389
Cold Rolled	1,446	1,651	1,558	1,417	1,540
Galvanized	2,066	2,254	2,303	1,891	2,150
Tin Plate	2,145	1,934	1,788	2,159	1,981

Dolar Exchange Rate
in R$ / US$

	4Q 06	1Q 07	2Q 07	3Q 07	4Q 07
End of Period	2.138	2.050	1.926	1.839	1.771
Change %	-1.66%	-4.12%	-6.05%	-4.52%	-3.69%

20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.